UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2 to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company)

INVENTRUST PROPERTIES CORP.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Scott W. Wilton

Executive Vice President, General Counsel and Secretary

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements Item 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2016, as amended by Supplement No. 1 thereto, filed with the SEC on September 7, 2016 (together, the “Schedule 14D-9”), by InvenTrust Properties Corp., a Maryland corporation (the “Company”), relating to the tender offer by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, and Coastal Realty Business Trust; and MacKenzie Capital Management, LP (together, the “Offeror”) to purchase up to 4,000,000 shares of the outstanding common stock, par value $0.001 per share, of the Company, at a price equal to $1.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC on August 22, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by restating the third bullet of part (b) thereof to read as follows:

On September 19, 2016, the Company’s board of directors approved a reduction to the Company’s annual distribution rate from $0.13 per share of Common Stock to $0.0675 per share of Common Stock. The reduction in the distribution rate will be effective for the October 6, 2016 distribution payable to all Stockholders of record as of September 30, 2016. Although the board of directors cannot provide any guarantee that the Company will maintain distributions at any rate in the future, Stockholders who choose to participate in the Tender Offer by selling their shares to the Offeror will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott W. Wilton
(Signature)

Scott W. Wilton
Executive Vice President, General Counsel and Secretary
(Name and Title)

September 22, 2016
(Date)